DM

18005789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B Riley FBR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street, Suite 1400
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike McCoy 310-966-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2018
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley FBR, Inc., as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SVETLANA KIRIC
Commission # 2085884
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. Riley FBR, Inc.

Index

December 31, 2017

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
B. Riley FBR, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of B. Riley FBR, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2017.

Greenwood Village, Colorado
February 28, 2018

Member of msi Global Alliance
Independent Legal & Accounting Firms

B. Riley FBR, Inc.

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	39,702
Receivables:		
Securities borrowed		807,089
Due from affiliates		3,377
Investment banking		4,227
Due from clearing brokers		19,302
Other		1,284
Financial instruments owned, at fair value		85,580
Goodwill and intangible assets		3,850
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		6,351
Prepaid expenses and other assets		1,944
Total assets	$	972,706
Liabilities and Shareholder's Equity		
Liabilities		
Securities loaned	$	803,371
Financial instruments sold, not yet purchased, at fair value		19,637
Accrued compensation and benefits		15,634
Accounts payable and accrued expenses		8,484
Total liabilities		847,126
Commitments and Contingencies (Note 10)		
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		201
Additional paid-in capital		195,418
Accumulated deficit		(70,039)
Total shareholder's equity		125,580
Total liabilities and shareholder's equity	$	972,706

The accompanying notes are an integral part of this financial statement.

B. Riley FBR, Inc.

Notes to Statement of Financial Condition

December 31, 2017
(Dollars in thousands, except per share amounts)

Note 1. Organization and Nature of Operations:

B. Riley FBR, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly-owned subsidiary of B. Riley Financial, Inc. (the "Parent" or "B. Riley Financial").

On June 1, 2017, B. Riley Financial completed the acquisition of FBR & Co. (the "Acquisition"), the parent company of FBR Capital Markets & Co. On November 1, 2017, B. Riley, & Co., LLC, a wholly-owned subsidiary of B. Riley Financial and a registered broker-dealer, merged into FBR Capital Markets & Co. The successor subsidiary was re-named B. Riley FBR, Inc.

The Company's principal business activities, including capital raising, financial advisory, institutional sales and trading, differentiated securities research and securities lending are all linked to the capital markets.

The Company's investment banking and institutional brokerage business activities are primarily focused on small- and mid-cap stocks in the following industry sectors: consumer, energy and natural resources, financial institutions, healthcare, insurance, industrials, real estate, and technology, media and telecommunications. Additionally, the Company also provides securities lending services to institutional clients. These services include facilitating the sourcing, borrowing and lending of equity and fixed income securities. By their nature, the Company's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

The Company's revenues from investment banking are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors on which the Company focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net results and revenues may vary significantly from year-to-year.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP"), requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts, and highly liquid investments with original maturities of three months or less. As of December 31, 2017, approximately 76% of the Company's cash equivalents are invested in government money market funds that invest primarily in U.S. Treasuries and other securities directly or indirectly guaranteed by the U.S. government. The Company holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the

market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As of December 31, 2017, all collateral received or paid was in the form of cash.

Receivable from Clearing Brokers

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount receivable from the clearing brokers represents amounts receivable for unsettled securities sold by the Company, amounts receivable for commissions, the Company's clearing deposits less amounts payable for clearing costs and other settlement charges and amounts payable for unsettled securities purchased. The amount also includes the cash collateral received for securities loaned less cash collateral paid for securities borrowed.

Financial Instruments

Trading account and investment securities and financial instruments sold, not yet purchased are recorded on the trade-date and carried at fair value.

Fair Value of Financial Instruments

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3) as described below:

Level 1 Inputs —Unadjusted quoted prices in active markets for identical assets or liabilities that is accessible by the Company;

Level 2 Inputs —Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Inputs —Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.

The Company determines fair values for the following assets and liabilities:

Equity securities and warrants—The Company classifies marketable equity securities within Level 1 of the fair value hierarchy because quoted market prices from an exchange are used to value these securities. Non-public equity securities, which primarily include securities where the Company acted as placement agent in an offering of equity securities and where the Company facilitates over-the-counter trading activity for the securities, are classified within Level 3 of the fair value hierarchy. In determining the fair value of these securities, the Company considers enterprise value and analyzes various financial, performance and market factors to estimate the value, including where applicable over-the-counter market trading activity. Non-exchange traded warrants to purchase public equity securities are classified as Level 3 as a Black-Scholes valuation model is used to value these securities.

Corporate bonds—The Company classifies corporate bonds within Level 2 of the fair value hierarchy as they are valued using quoted market prices provided by a broker or dealer, or alternative pricing services that provide reasonable levels of price transparency. The Company primarily uses price quotes from an independent broker dealer who makes markets in or is a specialist with expertise in the valuation of these financial instruments. The Company reviews broker or pricing service quotes it receives to assess the reasonableness of the values provided, such reviews include comparison to internal pricing models and, when available, prices observed for recently executed market transactions of comparable size. Based on this assessment, at each reporting date the Company will adjust price quotes it receives if such an adjustment is determined to be appropriate.

(Dollars in thousands, except per share amounts)

Partnership Interests—The Company invests in proprietary investment funds that are valued at net asset value ("NAV") determined by the fund administrator. The underlying securities held by these investment companies are primarily equity and debt securities. As a practical expedient, the Company relies on the NAV of these investments as their fair value. The NAVs that have been provided by the fund administrators are derived from the fair values of the underlying investments as of the reporting date. In accordance with ASC 820 these investment funds are not categorized within the fair value hierarchy.

The estimated fair values of the Company's financial instruments which are not measured at fair value on the statement of financial condition as of December 31, 2017 are as follows:

	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$ 39,702	$ 39,702
Securities borrowed	807,089	807,089
Receivables	28,190	28,190
Financial Liabilities		
Securities loaned	$ 803,371	$ 803,371
Accounts payable and accrued expenses	8,484	8,484

The carrying amounts noted above for cash and cash equivalents, securities borrowed and loaned, receivables, and accounts payable and accrued expenses approximate fair value given the short-term nature of these items and/or minimal credit risk. The cash and cash equivalents are classified as Level 1 within the fair value hierarchy. The securities borrowed and loaned, receivables, and accounts payable and accrued expenses are classified as Level 2 within the fair value hierarchy.

Goodwill and Intangible Assets

The Company's intangible assets consist of goodwill and intangible assets with finite useful lives. All of these intangible assets were recognized as a result of a business combination that was completed in August 2014. Goodwill is not amortized but is tested annually for impairment (during the third quarter) or more frequently if an adverse event occurs that may indicate impairment. The values of the intangible assets with finite useful lives are amortized in proportion to their expected economic benefit over their estimated useful life or straight-line if the economic benefit cannot be reliably determined. These intangible assets are periodically tested for impairment by comparing expected future gross cash flows to the asset's carrying amount. If the expected gross cash flows are less than the carrying amount, the asset is impaired and is written-down to its fair value.

Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Amortization of purchased software is recorded over the estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

Leases

The Company leases its corporate headquarters and other offices under non-cancelable leases. The terms of the Company's lease agreements range up to 10 years and may contain renewal options, escalation clauses, rent-free periods and operating cost adjustments.

For leases that contain escalation clauses or rent-free periods, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes control of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of accounts payable and accrued expenses. Lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes control of the property or receives the incentive to the

(Dollars in thousands, except per share amounts)

end of the initial lease term. The Company records the unamortized portion of lease incentives as part of accounts payable and accrued expenses.

Income Taxes

The Company joins in the filing of a consolidated federal income tax return with the Parent. The Company's income tax provision is calculated based on the benefits for loss tax allocation method. Under the benefits for loss method, tax attributes are characterized as realizable by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on the Company's evaluation and its consideration of the criteria in ASC 740, "Income Taxes" ("ASC 740"), it is more likely than not that they will not be realized. Tax liabilities for uncertain tax positions are recorded in accordance with ASC 740. The Company records interest and penalties in other operating expenses in the statement of operations.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company expect the adoption of this ASU to potentially change the timing and presentation of certain revenues and certain related costs in investment banking. Interpretive guidance on ASU 2014-09 continues to be issued and deliberated. The Company will continue to evaluate this guidance and assess the impact of this ASU as it progresses through implementation.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities," ("ASU 2016-01"). The amendments in ASU 2016-01 address certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017. Except for the early application guidance outlined in ASU 2016-01, early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of this ASU on its financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," ("ASU 2016-02"). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently in the process of evaluating the impact of the adoption of this ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments," which changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. This guidance will be effective for reporting periods beginning after December 15, 2019 with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption of this ASU on its financial statements.

(Dollars in thousands, except per share amounts)

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)". This ASU requires changes in the presentation of certain items including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for reporting periods beginning after December 15, 2017 with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption of this ASU on its financial statements.

In January 2017, the FASB issued ASU 2017-04, "Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment". This standard simplifies the accounting for goodwill impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance will be applied prospectively, and is effective for calendar year-end SEC filers for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has not yet adopted this update and currently is evaluating the effect this new standard will have on its financial condition and results of operations.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, B. Riley Financial and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition and statement of operations may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2017, the Company's affiliates allocated to the Company certain overhead costs related to various corporate governance activities. In addition, the Company allocated to its affiliates certain costs representing allocations for the use by these entities of various support services administered by the Company.

Receivables and Payables

Administrative and other services provided by the Company to, or received from, its operating group of affiliates may result in amounts due from or due to affiliates. As of December 31, 2017, $1,908 was receivable from the Parent and its subsidiaries.

From time to time the Company may agree to make advances to employees or provide loans to employees, generally in connection with employee recruitment. These arrangements are typically short term in nature and repaid from incentive compensation earned by the employee. As of December 31, 2017, there was $1,469 of receivables from employees included in due from affiliates on the statement of financial condition. Receivables from employees included $867 of a note receivable from an employee.

Included in accounts payable and accrued expenses is $2,867 of current and deferred taxes due to the Parent as well as refunds of previous tax reimbursements from the parent company.

Employee Benefits

The Company maintains a retirement plan, pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors.

Note 4. Financial Instruments:

(Dollars in thousands, except per share amounts)

The following tables set forth, by level within the fair value hierarchy, financial instruments accounted for under ASC 820 as of December 31, 2017. As required by ASC 820, assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Items Measured at Fair Value on a Recurring Basis

	December 31, 2017	Level 1	Level 2	Level 3
Financial instruments owend, at fair value				
Trading account securities, at fair value				
Marketable and non-public equity securities	$ 58,377	$ 38,927	$ -	$ 19,450
Listed options	28	28	-	-
Corporate bonds	6,037	-	6,037	-
	64,442	38,955	6,037	19,450
Investment securities, at fair value				
Marketable and non-public equity securities	2	-	-	2
Loan receivable	2,475	-	-	2,475
	2,477	-	-	2,477
Total	66,919	$ 38,955	$ 6,037	$ 21,927
Partnership interests valued at net asset value	18,661			
Total financial instruments owend, at fair value	$ 85,580			
Financial instruments sold, not yet purchased, at fair value				
Marketable and non-public equity securities	$ 19,135	$ 19,135	$ -	$ -
Corporate bonds	492	-	492	-
Listed options	10	10	-	-
Total	$ 19,637	$ 19,145	$ 492	$ -

As of December 31, 2017, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $21,927, or 2.3% of the Company's total assets at that date. Regarding these Level 3 financial assets, in determining fair value, the Company analyzes various financial, performance and market factors to estimate the value, including for non-public equity securities, over-the-counter market trading activity. The following table provides the valuation technique and unobservable inputs primarily used in assessing the value of these securities as of December 31, 2017:

Valuation Technique	Fair Value	Unobservable Input	Range	Weighted Average
Market approach	$ 21,927	Over-the-counter trading activity	$1.40 to $13.00	$ 12.99

For those non-public equity securities valued using a market approach, adverse industry market conditions or events experienced by the underlying entities could result in lower over-the-counter trading prices for the securities. Such lower trading prices would result in a decline in the estimated fair value of these assets. The Company assessed the reasonableness of the fair values of the non-public equity securities noted above based on its consideration of available financial data related to these issuers as well as an assessment of the nature of any over-the-counter trading activity during the period.

There were no transfers of securities into, or out of, Level 2 financial assets during the year ended December 31, 2017. During the year ended December 31, 2017, there were two transfers out of Level 3 and into Level 1 for equity securities that were previously non-public and during the period became publicly traded.

Items Measured at Fair Value on a Non-Recurring Basis

(Dollars in thousands, except per share amounts)

In addition, the Company may also measure certain financial and other assets and liabilities at fair value on a non-recurring basis including items such as intangible assets and fixed assets. Adjustments to the fair value of these assets usually result from the write downs of individual assets. Due to the nature of these assets and liabilities, in determining value the Company would analyze various financial, performance and market factors to estimate the fair value. As a result, these assets and liabilities would be classified within Level 3 of the fair value hierarchy.

During the year ended December 31, 2017, there were no assets or liabilities measured at fair value on a non-recurring basis for which there was a change in carrying value.

Note 5. Goodwill and Intangible Assets:

The Company performs its annual assessment of goodwill impairment during the third quarter of each year. Management's assessment process includes determining the fair value of the Company's securities lending reporting unit and comparing such fair value to the carrying value of the reporting unit. The Company's goodwill balance of $2,570 relates to the securities lending business that was acquired in 2014. In its annual assessment of this goodwill, based on actual results achieved compared to projections used in valuing the acquisition, the Company determined that the fair value of the reporting unit exceeded its carrying value.

As a result of the 2014 securities lending acquisition, the Company also recorded a finite-lived intangible asset related to acquired customer relationships initially valued at $2,500. The customer relationship intangible assets are amortized over their estimated useful life of seven years on a straight-line basis. As of December 31, 2017, the net carrying value of this intangible asset is $1,238.

Note 6. Securities Lending:

The Company accounts for securities lending transactions in accordance with ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2017.

	Gross amounts recognized	Gross amounts offset in the statement of financial condition (1)	Net amounts included in the statement of financial condition	Amounts not offset in the statement of financial condition but eligible for offsetting upon counterparty default (2)	Net amounts
Securities borrowed	$ 807,089	$ -	$ 807,089	$ 807,089	$ -
Securities loaned	$ 803,371	$ -	$ 803,371	$ 803,371	$ -

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2) Includes the amount of cash collateral held/posted.

(Dollars in thousands, except per share amounts)

Note 7. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, as of December 31, 2017 were as follows:

Leasehold improvements	$	11,445
Furniture and equipment		6,956
Software		5,335
		23,736
Less - accumulated depreciation and amortization		17,385
	$	6,351

Note 8. Income Taxes:

The Company is treated as a disregarded entity for federal and state income tax purposes and the Parent includes the taxable income of the Company on its tax return. This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income as part of the consolidated group that will be included in the federal and state income tax returns of B. Riley Financial.

The Company is not currently under audit related to its federal income tax returns. As of December 31, 2017, tax years subsequent to December 31, 2014 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. The Company is currently under audit in New York state for the tax years 2011 through 2013. As of December 31, 2017, the Company had no liability for uncertain tax positions.

Note 9. Regulatory Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2017, the Company had net capital of $56,462 which was $54,897 in excess of its required net capital of $1,565. Rule 15c3-1 also requires that the Company's aggregate indebtedness to net capital percentage not exceed 1500%. The Company's aggregate indebtedness to net capital percentage was 42%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on sections k(2)(i) and k(2)(ii) of the Rule because the Company maintains a Special Account for the Exclusive Benefit of Customers and all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company does not carry or hold any customer funds or securities.

Note 10. Commitments and Contingencies:

The Company has contractual obligations to make future payments in connection with non-cancelable lease agreements. The following table sets forth these contractual obligations by fiscal year:

	2018	2019	2020	2021	2022	Thereafter	Total
Minimum rental commitments for the Company's leases	$ 4,855	$ 4,057	$ 3,824	$ 3,789	$ 3,722	$ 10,646	$ 30,893

Litigation

As of December 31, 2017, except as described below, the Company was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. The Company has been named as a defendant in a small number of civil lawsuits relating to its various businesses. In addition, the Company is subject to various reviews,

(Dollars in thousands, except per share amounts)

examinations, investigations and other inquiries by governmental agencies and self-regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in a small number of securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to the Company or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

In May 2014, Waterford Township Police & Fire Retirement System et al. v. Regional Management Corp et al., filed a complaint in the Southern District of New York (the "Court"), against underwriters alleging violations under sections 11 and 12 of the Securities Act of 1933, as amended (the "Securities Act"). FBR Capital Markets & Co. was a co-manager of two offerings. On January 30, 2017, the Court denied the plaintiffs' motion to file a first amended complaint, which would have revived claims previously dismissed by the Court on March 30, 2016. On March 1, 2017, the plaintiffs filed a notice of appeal and an opening brief on June 21, 2017. Defendant's opposition motion was filed on September 12, 2017. Appellants filed their reply brief on October 17, 2017 and oral argument was held on November 17, 2017. Regional Management continues to indemnify all of the underwriters, including the Company, pursuant to the operative underwriting agreement.

On August 18, 2017, a complaint was filed under Bucks County Employees Retirement Fund v. Nanthealth, Inc. et al. naming FBR Capital Markets & Co. as a defendant in a lawsuit alleging claims under Section 11 of the Securities Act, in connection with the underwriting of the June 2016 IPO of Nanthealth, Inc. The complaint was initially filed in Los Angeles Superior Court. Defendants removed to federal court and plaintiffs filed a motion to remand back to state court; briefing is ongoing. Nanthealth, Inc. has assumed indemnity obligation.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. The pending cases discussed above involving the Company are at a preliminary stage, based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2017.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self-regulatory organizations involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect its financial condition, operating results and liquidity.

Other

In February 2016, pursuant to a compensation plan, the Company granted certain employees an interest in a pool of assets valued at $2,766. The individual awards are subject to a 4-year cliff vesting requirement based on continued service. The terms of the compensation plan provide that any forfeited awards be reallocated to remaining award recipients and that

the total value of the asset pool at the date of vesting be distributed. The specific assets in the pool may change over the vesting period and the Company may settle the awards in cash. The value of the asset pool was $782 as of December 31, 2017.

Note 11. Off-Balance-Sheet Risk and Other Risk:

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading account securities. The Company's trading securities are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to manage market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and convertible debt transactions.

Positions taken and commitments made by the Company, including those made in connection with investment banking activities, may result in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments. As part of its trading activities, the Company may sell securities it does not currently own. When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale. Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices. These transactions when unrelated to over-allotments result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the statement of financial condition.

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. The Company attempts to limit its credit spread risk by offsetting long or short positions in various related securities.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's financial instruments and the level of security offerings underwritten by the Company, which may adversely affect the Company's financial condition.

Through indemnification provisions in agreements with the Company's clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Credit risk from the Company's securities lending operations arises if a lender or borrower defaults on an outstanding securities loan or borrow transaction and the cash or securities the Company is holding is insufficient to cover the amount

they owe the Company for that receivable. The Company assigns credit limits and collateral posting thresholds for each counterparty and these limits and thresholds are reviewed periodically.

The Company's equity and debt investments may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these investments expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 12. Subsequent Events:

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.